Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

Evolv Technology (“Evolv”) is transforming human security, as the leader in AI-enabled touchless security screening systems that enhance safety while improving the visitor experience. As the world’s first and only SaaS-based personal security screening solution, Evolv provides an array of AI touchless screening technologies for weapons detection, identity verification and health-related threats. Evolv is dedicated to making the world a safer place to live, work, learn and play by helping to protect innocent people from mass shootings and terrorist attacks through its unparalleled technology.

Some of the world’s most iconic venues and companies place their trust in Evolv to protect their employees and visitors, including Lincoln Center, Six Flags, Uber, L.L. Bean, Wynn Hotel & Casino, along with hundreds of others. Evolv’s systems have been used to screen more than 50 million people, second only to the Department of Homeland Security’s Transportation Security Administration in screening people in the U.S.

IPO Edge interviewed Evolv CEO Peter George to discuss the company’s recently-announced business combination with NewHold Investment Corp. (“NewHold”) (Nasdaq: NHIC) – a SPAC deal resulting in a $1.7 billion valuation for Evolv – what it means for the business, and what opportunities lie ahead for the company.

1.	IPO Edge: Tell us a little bit about who Evolv is and what differentiates you in the market?

PG: Evolv is delivering the first major digital innovation in the physical security market and leading the charge in the critical and much-needed transformation of personal safety and security. Our systems are at the entrances and security checkpoints of major sports venues, tourist sites, performing arts and entertainment centers, theme parks and industrial workplaces. Visitors pass through our systems, without breaking stride, and our technology uses thousands of sensor-based inputs to differentiate between weapons and personal items, detecting concealed items on people and in bags, learning over time. Our systems not only make venues safer but they also preserve the visitor experience, lessening and eliminating lines and pat downs.

This long-overdue digital transformation is critical to ensuring the safety of visitors, employees, students, fans and patrons to venues and buildings everywhere. For something as important as personal safety, it is almost unfathomable that it’s one of the last sectors to modernize around digital. We have made it our mission to change that, moving security and safety out of analog and into the digital world we are all accustomed to living and working in. As such, we are creating and leading a category unto itself around digital, technology-enhanced safety and personal security, while helping reinvent the experience.

Our AI-based technology differentiates between personal items and weapons at speed and scale, improving safety and through analytics and intelligence the human security experience. Not only do we screen for weapons, we also conduct rapid health screening through temperature checks, something that has become absolutely critical in the wake of COVID-19. As the world begins to reopen and crowds gather again, security screening for all sorts of threats has become more important than ever.

The Evolv Express® security screening system delivers up to a 70% reduction in cost and is 10 times faster than traditional metal detectors, resulting in screening an unparalleled 3,600 people per hour, per system. The system allows visitors to pass through screening without breaking stride and continuing the pace of life, improving security at the speed and scale required in this post-pandemic world.

2.	IPO Edge: Why did you decide to go public via a SPAC merger, and what sets you apart from other SPACs? Why should investors care?

PG: We evaluated many opportunities to support our continued growth and expansion, and this transaction with NewHold represents the best available path forward with respect to Evolv’s business and market expansion strategy. Going public via a SPAC gives the company certainty of financing and a strong platform for future growth. In addition to that, the importance for public venues to provide certainty for the customers around health and personal safety has never been greater, so the accelerated path to capital and the public markets provides us an opportunity to get our solutions to market at a faster pace.

This deal accelerates our growth, giving us an approximate $1.7 billion post-transaction equity value with up to $470 million in gross cash proceeds to the company. We are proud to have raised an oversubscribed $300 million fully committed common stock PIPE, particularly in the current environment where PIPE financing has become increasingly difficult to secure. The fact that we were able to upsize our PIPE in such a market is a testament to our business and the path toward expansion we have set forth.

We anticipate customer adoption and add-on features to our solution set will expand our total addressable market (TAM) to approximately $100 billion from its estimated $20 billion today. Our head start on other players in providing modern solutions to security based on advanced technology, combined with our proven ‘land and expand’ growth strategy should enable us to capture much of this market as we roll out to major centers across the US and throughout the world. And it’s not just aspirational. The technology is proven in the market, and in place at some of the world’s most iconic locations – stadiums, theme parks, hotels, schools, performing arts venues, casinos, workplaces and more.

And of course, we have strong backing from our PIPE investors, anchored by strategic partners including Motorola Solutions and top-tier institutional investors including Magnetar Capital, Eldridge, Senator Investment Group and UBS O’Connor. Join those names up with our existing investors Bill Gates, Lux Capital, General Catalyst, DCVC, SineWave Ventures, STANLEY Ventures and Finback Investment Partners and the market confidence in our model is clear.

3.	IPO Edge: What was it about Evolv that attracted NewHold to you? And what was it about them that makes this a good partnership?

PG: At its core, Evolv’s mission is to make people safer in their everyday lives, without disruption or inconvenience. Beyond our strong fundamentals and solid business plan, that mission is what attracted NewHold. Simply put, it put us over the top. And the coalescence around that mission with the NewHold team, plus the team’s track record of success with SPAC transactions and across the capital markets, made this the best possible combination for all involved.

Additionally, we felt NewHold was a great culture fit for us, and the right strategic partner to enable us access to the public markets to fuel the future of our business. They recognized the value of our vision and leadership team, talented employee base and competitive business model.

Our partnership with NewHold will provide the capital to build upon our expansive vision for human security, while continuing to develop leading technologies to make people’s lives not only safer, but also more convenient and enjoyable.

4.	IPO Edge: Can you tell us a little more about the underlying technology behind the Evolv security screening solutions?

PG: Evolv Express® is the world’s first and only software-based, touchless security screening solution offered on a subscription-based (SaaS) model. Our patented and rapidly expanding technology portfolio in weapons screening provides the company with significant competitive advantages to capitalize on a substantial global market opportunity and is also the only screening solution that meets all post-pandemic screening requirements.

Express is up to ten times faster and far more effective than last-generation solutions because it uses new sensor technology and artificial intelligence. Unlike traditional metal detectors, Evolv Express is powered by the Evolv Cortex AI™ Software Platform, enabling the system to spot weapons while ignoring harmless personal items. It keeps high volume entrances flowing by reliably detecting guns and other weapons as visitors walk through at a natural pace while carrying their phones and bags.

AI is changing the world and Evolv has been at the forefront in applying its many advantages to the physical security screening market. Until now, security teams using outdated metal detector technology have been forced to make operational decisions based on biased judgement and anecdotal inputs, collected manually under the pressure of time. With automated data collection and actionable insights from Evolv, security teams can move from reactive management and intuition-led decision making, to proactive, data-informed operations. Simply put, our technology makes security teams stronger, more effective and operationally efficient.

In the physical security world, the majority of systems are still analog and don't get smarter over time. As a comparison, in the cybersecurity world, everything is digital by default and often enhanced by modern machine learning. In physical security, every sensor — be it a weapons detector, video surveillance system, ticket processing station, or people counter — is a discrete black box that doesn't talk to other systems. It doesn’t have to be this way.

The future of physical security is touchless screening by integrated artificial intelligence-powered platforms that can look for multiple threats using multiple sensors in a single pass. It will mirror today's modern cybersecurity platforms: intelligent, connected, precise, and adaptive. It will be invasive for intruders while being barely noticed by those visitors entering the venue for a positive experience. These innovations in physical security are desperately needed for security optimization but can also be leveraged to drastically improve the visitor experience.

5.	IPO Edge: Can you talk more about Evolv’s overall mission and the resulting social impact delivered?

PG: We started as a small team with a clear mission, grounded in personal experience: return confidence and peace of mind to people visiting public spaces. We are changing the paradigm. We don’t believe there should be a trade-off between enhanced security and customer experience. Every Evolv team member truly lives by and embodies this mission.

No one wants to live in a world where every place they go reminds them of airport security. A metal detector at every entrance isn’t just inconvenient, it’s frightening: a persistent reminder of possible threats. Unfortunately, crowds in queues have become a target. Evolv exists to make everywhere safer while allowing everyone to enjoy their everyday lives. In a world where increasing weapons violence and health threats imperil human security, Evolv identifies threats before they cause harm, without the invasive pat downs, wands and bag checks experienced with traditional metal detector technology. Over the past two years, we have become the standard for visitor and employee security, having screened more than 50 million people entering public attractions, stadiums, hospitals, schools, entertainment venues, government facilities, houses of worship, hotels and more, stopping more than 5,000 weapons from entering.

No matter your perspective, it is clear that we have a safety problem in America. And when people can’t go to school, the grocery store, a concert or run a marathon without fear of an attack, we need to rethink how we talk about and design for safety. In addition to physical threats, like guns and bombs, we are now facing an invisible threat: COVID-19. People have been weaponized, leading us to rethink and redesign how we gather together.

So this is a conversation, first and foremost, about safety: How to safely return to gatherings at stadiums and theme parks; and how to safely go about our everyday lives. It is also a rallying cry for human values and the desire to gather socially in a seamless, enjoyable experience, and without fear. We are designing the technology to enable that world.

That is the root of our mission at Evolv. And achieving that mission will impact the security and safety of people all over the world.

Tickers to Tag (5): NHIC, CRWD, CHKP, EVBG and FEYE

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold has filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.